Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following communication was made available by a post on Twitter:

Tweet: CEO Brian Roberts bulks up Comcast for the future [link to http://www.latimes.com/entertainment/envelope/cotown/la-et-ct-comcast-brian-roberts-20140629-story.html?utm_content=bufferbaf9f&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer#page=1] fm @MegJamesLAT [link to http://corporate.comcast.com/images/Comcast-Legend-June-16-Update-V2.pdf]

The following article written by a third party was made available via a link provided in the above communication:

CEO Brian Roberts bulks up Comcast for the future

By Meg James, June 28, 2014

At least three times during the last year, Comcast Corp. was asked to be the white knight.

But Brian Roberts said no.

The chairman and chief executive of cable giant Comcast initially rebuffed Time Warner Cable Inc.'s requests to combine the nation's two largest cable companies. Comcast was still digesting its acquisition of NBCUniversal, and the company had been telling Wall Street that it didn't need to buy any more cable systems to be successful.

But the pleas accelerated as Time Warner Cable tried to fend off a hostile takeover, and turned to Roberts to be its white knight. The beleaguered cable operator had lost 300,000 subscribers during last summer's blackout of CBS stations during an ill-fated battle over programming fees.

Blood was in the water. And Roberts' lieutenants urged him to go for it.

"I just looked in the mirror and said: 'If you are going to be an innovator, and if your products are not available in L.A. and New York, then will you truly be a great company?'" Roberts said during an interview at Comcast's gleaming headquarters, the tallest tower in Philadelphia.

Building "a great company" has been a driving motivation of the Roberts family for more than 50 years.

Roberts' father made a living in the 1950s selling men's cologne, belts and suspenders. Then Ralph Roberts took a chance on what he saw as the next big thing. In 1963, he plunked down $250,000 to buy a Tupelo, Miss., community TV antenna system with 1,200 customers willing to pay for clear television signals.

The family has spent the last two decades on an aggressive buying spree, rolling up one company after another to build Comcast into one of the world's most powerful corporations. Comcast now is the nation's largest cable company, with more than 22 million subscribers and $64 billion a year in revenue.

Brian Roberts is looking to fortify his company for an increasingly competitive era. He believes that the $45-billion takeover of Time Warner Cable will help do that, particularly as major technology companies, including Google Inc., Apple Inc. and Amazon.com, try to crowd into America's living rooms to control the TV-watching experience.

He still needs the blessing of federal regulators, who are expected to decide early next year. If they approve, Comcast would be a dominant provider of cable TV and Internet service — an increasingly vital connection for tens of millions of families — along the nation's East and West coasts. It would gain 7 million subscribers and claim two major pieces on the chessboard, Los Angeles and New York, an audacious move even for a company known for its daring bets.

Comcast would command the major population centers: New York, L.A., Chicago, Boston, Philadelphia, Washington, Atlanta, Dallas, Seattle and San Francisco. In Los Angeles, Comcast would become the sole cable TV operator, with reach into nearly 1.8 million homes.

The deal would complete Comcast's transformation into a national company from a regional cable operator, all of it done without having to dig trenches and extend its fiber lines through every state.

"Something closer to world domination" was how veteran cable analyst Craig Moffett described Comcast's ambitions.

'Great content and national scale'

Roberts, who turned 55 on Saturday, does not come across as a power-hungry CEO. Instead, he is bookish and polite, with a dry sense of humor.

He possesses a quiet confidence that business associates say comes from his strong relationship with his father — and the corporate structure of Comcast. Roberts controls 33% of the company's voting shares, which means that he doesn't have to worry about being bounced out of the CEO office. He can take the long view.

Roberts has spent his entire career at Comcast. In high school, he trained as a cable installer in western Pennsylvania, climbing poles and learning to pull wires into homes. He joined the company full-time after graduating from the Wharton School at the University of Pennsylvania.

Roberts became the company's president at the age of 30. He took over as CEO in 2002, just as Comcast was absorbing another huge acquisition, AT&T Broadband. That $47.5-billion purchase turned Comcast into the nation's largest cable operator.

His 94-year-old father, Ralph, still makes it into the office. The employee restaurant, which consumes the building's entire 43rd floor, was named Ralph's Cafe by the son. At first Ralph Roberts wasn't sure he wanted a cafeteria to bear his name, but he warmed to it. The venue offers trendy cuisine, including sushi and oven-roasted pizzas, and sweeping panoramic views of the city.

Brian Roberts' initial reluctance to bid for Time Warner Cable was based, in part, on worries that it would be inviting trouble.

He knew another big grab by Comcast would give ammunition to business rivals, consumer groups and even federal regulators who might consider stricter rules for the cable industry.

And the criticism came swiftly. During a congressional hearing this spring, a leading consumer advocate described Comcast as "a nationwide octopus with massive tentacles" capable of squeezing customers.

Susan Crawford, a visiting professor at Harvard Law School, agreed with that characterization.

"It will be like having Godzilla and Shamu merge — the company will be so enormous," she said.

Comcast has been relentlessly expanding at a time when other media companies have been slimming down.

Its biggest prize to date has been its acquisition of NBCUniversal, one of the nation's premier entertainment companies. It includes the NBC broadcast network; cable TV channels USA Network, Bravo, E!, CNBC, MSNBC and Golf Channel; Spanish-language Telemundo; and Fandango, an Internet movie ticketing service. NBCUniversal has a huge presence in Los Angeles, owning movie studio Universal Pictures, Universal Studios theme park and KNBC-TV Channel 4.

"If you look at the majority of deals that we've done over the years, we have always out-hustled everyone else," said Steve Burke, who joined Comcast 16 years ago and now is chief executive of NBCUniversal. "Brian was the guy who stepped up to make it happen. He's playing a really long game."

Roberts believes that the Time Warner Cable acquisition would serve the public interest.

The deal, he said, would not restrict competition because Comcast and Time Warner Cable operate in separate regions. L.A. residents could still subscribe to DirecTV, Dish Network, AT&T or Verizon. What's more, he believes that Comcast would provide a higher level of service. The company has spent billions of dollars each year to upgrade its network. It also leads the cable industry in services and technological features that it offers viewers.

Comcast hopes that extending its footprint to the nation's two largest cities would enable it to better compete with telecommunications firms that provide phone and Internet service to businesses. Comcast has just 1.6 million small and medium-sized businesses, and it sees huge opportunities in expanding that service.

"It seemed to me the perfect company for the 21st century would be one that was technology-orientated with great content and national scale," Roberts said.

Comcast evolving into a tech player

Roberts has long been fascinated by technology.

In the early 1980s, he bought himself the latest gadget — a Commodore 64 computer — even though he now acknowledges that it was little more than a toy. He increasingly sees Comcast as a technology leader, not simply a vast network of cable lines.

Comcast employs more than 1,000 software engineers, more than any other cable company.

It has embraced cloud-based technology as a way to revolutionize the cable box and make the TV-watching experience more interactive. Comcast improved its on-screen menu so customers can easily search for favorite shows and personalities. Users can switch windows to quickly find out what movies are available to buy or rent with just one click of a button.

"We took the brains out of the set-top box and put it in the cloud," Roberts said. "Having our software in the cloud gives consumers the ability to click their remote control and navigate through thousands of choices in a simple and elegant way. That's magic."

The company has been rolling out voice-recognition capabilities. Customers can speak to their TVs through an iPhone application, and before long they'll be able to speak directly to their remote control. For example, the TV will respond to such questions and commands as "When is the Phillies game on?" and "Find movies about Los Angeles."

Roberts also is banking on technology to help the company achieve its "top priority" of becoming more responsive to customers, ending complaints of lousy customer service. Last year alone, Comcast spent $2.1 billion on customer service.

Roberts credits another mogul with helping him recognize the importance of technology: Bill Gates.

The Microsoft Corp. co-founder was chastising cable executives during a 1997 industry dinner. Tech firms were concerned that the nation's existing cable lines would not support the dawning digital revolution. Roberts politely challenged the software billionaire, saying if Gates was so bullish on the industry, then why didn't he buy 10% of all the cable companies?

A few days later, Microsoft purchased $1 billion in Comcast stock — a move that underscored the future of cable.

"He basically said, 'I believe that you will have a bigger business in data someday than you do in video,'" Roberts said. "And he was right."

Comcast now counts its high-speed Internet service as its highest-margin business. Last year, the business brought in more than $10 billion in revenue.

The firm boasts 21 million Internet subscribers around the country, which has almost matched its 22.6 million cable TV subscribers. Comcast also provides phone service for nearly 11 million homes.

Comcast has faced more opposition to its planned Time Warner Cable acquisition than it did when it took control of NBCUniversal. That's because consumer advocates fear that a bulked-up Comcast will be too powerful an Internet gatekeeper.

"It all comes back to broadband Internet," said John Bergmayer, senior staff attorney for the nonprofit group Public Knowledge.

"Comcast will have more than 50% of the broadband homes, and control of the East and West coasts — the major markets," he said. "This is about cherry-picking the U.S., and picking up all of the top markets for themselves."

Crawford, author of the book "Captive Audience: The Telecom Industry and Monopoly Power in the New Gilded Age," said Comcast is the modern-day equivalent of oil monopoly Standard Oil of 100 years ago.

"Comcast is cornering a market on just as important a commodity, the Internet and the flow of information," she said. "Comcast will become the information transportation company for the two coasts. Their network will pass two-thirds of American homes."

Unlike the critics, Roberts sees the proposed merger as a way to expand Comcast's resources so that it can invest in technology — rather than stifle it.

This summer, Comcast plans to begin construction of a $1.2-billion skyscraper on what used to be a parking lot. It will sit across the street from the Comcast Center, the company's stately 56-floor headquarters that opened just six years ago.

The planned energy-efficient Comcast Innovation and Technology Center is being designed by Norman Foster, the architect behind Apple's upcoming curved-glass circular "spaceship" in Cupertino, Calif. It will become the tallest building in Philadelphia at 59 stories. A 200-room Four Seasons Hotel is slated to occupy the upper floors of the tower, which will feature "vertical lofts" for technologists.

Just as Roberts sees the evolution of his company into a tech player, he envisions the new building as the urban East Coast equivalent to the thriving campuses of Silicon Valley.

"There is a certain amount of pride there," said his lieutenant, Burke, "and a desire to make an impact."

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February

18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.